Exhibit 99.1

mesoblast

asx announcement

MESOBLAST REPORTS 44% INCREASE IN RYONCIL® NET REVENUE AND 85% IMPROVEMENT IN NET OPERATING CASH SPEND IN FIRST FISCAL QUARTER OVER PRIOR YEAR PERIOD

New York, USA: October 15 and Melbourne, Australia: October 16, 2026: Mesoblast Limited (ASX:MSB; Nasdaq:MESO), global leader in allogeneic cellular medicines for inflammatory diseases, today reported a 44% increase in net revenue from sales of Ryoncil® (remestemcel-L-rknd) and 85% improvement in net operating cash spend for the period ended September 30 versus the prior year period, underpinning its strong cash position. September experienced the highest number of new patient starts per month, following the expected seasonality from summer recess-related treatment scheduling that occurs each July and August.

For the first fiscal quarter 2026, net revenues from sales of RYONCIL increased by 44% to US$28 million compared with US$19 million for the prior year period. Net operational cash spend improved by 85% to just US$2.3 million compared with US$14.9 million for the prior year period. Revenue growth and disciplined cash allocation underpinned a strong cash position of US$99 million at September 30, 2026.

"We see strong year-on-year increase in net revenues and plan for continued growth by increasing penetration and adoption across the 54 onboarded sites," said Mesoblast Chief Executive Dr. Silviu Itescu. "In parallel, we will continue to show disciplined capital allocation for our commercial manufacturing needs and late-stage clinical programs, in order to maximize shareholder value."

Ryoncil® is the first mesenchymal stromal cell (MSC) product approved by the U.S. Food and Drug Administration (FDA) for any indication and is the only FDA-approved product for children under age 12 with steroid-refractory acute graft-versus-host disease (SR-aGvHD).[1]

The results presented herein are based on management's preliminary estimates and remain subject to completion of customary closing and audit procedures.

About Mesoblast

Mesoblast (the Company) is a world leader in developing allogeneic (off-the-shelf) cellular medicines for the treatment of severe and life-threatening inflammatory conditions. The therapies from the Company's proprietary mesenchymal lineage cell therapy technology platform respond to severe inflammation by releasing anti-inflammatory factors that counter and modulate multiple effector arms of the immune system, resulting in significant reduction of the damaging inflammatory process.

Mesoblast's Ryoncil® (remestemcel-L-rknd) for the treatment of steroid-refractory acute graft versus host disease (SR-aGvHD) in pediatric patients 2 months and older is the first FDA-approved mesenchymal stromal cell (MSC) therapy. Please see the full Prescribing Information at www.ryoncil.com.

Mesoblast is committed to developing additional cell therapies for distinct indications based on its remestemcel-L and rexlemestrocel-L allogeneic stromal cell technology platforms. Ryoncil® is being developed for additional inflammatory diseases including SR-aGvHD in adults and biologic-resistant inflammatory bowel disease. Rexlemestrocel-L is being developed for heart failure and chronic low back pain. The Company has established commercial partnerships in Japan, Europe and China.

About Mesoblast intellectual property: Mesoblast has a strong and extensive global intellectual property portfolio, with over 1,000 granted patents or patent applications covering mesenchymal stromal cell compositions of matter, methods of manufacturing and indications. These granted patents and patent applications provide commercial protection extending through to at least 2044 in all major markets.

Mesoblast Limited
ABN 68 109 431 870
www.mesoblast.com

Corporate Headquarters
Level 38
55 Collins Street
Melbourne 3000
Victoria Australia
T +61 3 9639 6036
F +61 3 9639 6030

United States Operations
1114 Avenue of the Americas
4th Floor
New York, NY 10036
USA
T +1 212 880 2060
F +1 212 880 2061

Asia
21 Biopolis Road
#01-22 Nucleos (South Tower)
SINGAPORE 138567
T +65 6570 0635
F +65 6570 0176

About Mesoblast manufacturing: The Company’s proprietary manufacturing processes yield industrial-scale, cryopreserved, off-the-shelf, cellular medicines. These cell therapies, with defined pharmaceutical release criteria, are planned to be readily available to patients worldwide. Mesoblast has locations in Australia, the United States and Singapore and is listed on the Australian Securities Exchange (MSB) and on the Nasdaq (MESO). For more information, please see www.mesoblast.com, LinkedIn: Mesoblast Limited and X: @Mesoblast References / Footnotes 1. Please see the full Prescribing Information at www.ryoncil.com Forward-Looking Statements This press release includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Forward-looking statements should not be read as a guarantee of future performance or results, and actual results may differ from the results anticipated in these forward-looking statements, and the differences may be material and adverse. Forward-looking statements include, but are not limited to, statements about: the initiation, timing, progress and results of Mesoblast’s preclinical and clinical studies, and Mesoblast’s research and development programs; Mesoblast’s ability to advance product candidates into, enroll and successfully complete, clinical studies, including multi-national clinical trials; Mesoblast’s ability to advance its manufacturing capabilities; the timing or likelihood of regulatory filings and approvals, manufacturing activities and product marketing activities, if any; the commercialization of Mesoblast’s RYONCIL for pediatric SR-aGVHD and any other product candidates, if approved; regulatory or public perceptions and market acceptance surrounding the use of stem-cell based therapies; the potential for Mesoblast’s product candidates, if any are approved, to be withdrawn from the market due to patient adverse events or deaths; the potential benefits of strategic collaboration agreements and Mesoblast’s ability to enter into and maintain established strategic collaborations; Mesoblast’s ability to establish and maintain intellectual property on its product candidates and Mesoblast’s ability to successfully defend these in cases of alleged infringement; the scope of protection Mesoblast is able to establish and maintain for intellectual property rights covering its product candidates and technology; estimates of Mesoblast’s expenses, future revenues, capital requirements and its needs for additional financing; Mesoblast’s financial performance; developments relating to Mesoblast’s competitors and industry; and the pricing and reimbursement of Mesoblast’s product candidates, if approved. You should read this press release together with our risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast’s actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, and accordingly, you should not place undue reliance on these forward-looking statements. We do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise. Release authorized by the Chief Executive. For more information, please contact: Corporate Communications / Investors Paul Hughes T: +61 3 9639 6036 Media – Global Media – Australia Rubenstein BlueDot Media Caroline Nelson Steve Dabkowski T: +1 703 489 3037 T: +61 419 880 486 E: cnelson@rubenstein.com E: steve@bluedot.net.au